Mercedes-Benz Auto Receivables Trust 2014-1
Investor Report

Collection Period Ended   28-Feb-2017

Amounts in USD

Dates

Collection Period No.	32			
Collection Period (from... to)	1-Feb-2017	28-Feb-2017		
Determination Date	13-Mar-2017			
Record Date	14-Mar-2017			
Distribution Date	15-Mar-2017			
Interest Period of the Class A-1 Notes (from... to)	15-Feb-2017	15-Mar-2017	Actual/360 Days	28
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Feb-2017	15-Mar-2017	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	295,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	343,100,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	375,870,000.00	105,780,300.30	89,729,241.39	16,051,058.91	42.703751	0.238724
Class A-4 Notes	110,500,000.00	110,500,000.00	110,500,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,124,470,000.00**	**216,280,300.30**	**200,229,241.39**	**16,051,058.91**		
Overcollateralization	28,829,937.71	28,832,498.44	28,832,498.44			
Adjusted Pool Balance	1,153,299,937.71	245,112,798.74	229,061,739.83			
Yield Supplement Overcollateralization Amount	49,189,871.20	9,259,101.85	8,556,325.71			
Pool Balance	**1,202,489,808.91**	**254,371,900.59**	**237,618,065.54**			

	Amount	Percentage
Initial Overcollateralization Amount	28,829,937.71	2.50%
Target Overcollateralization Amount	28,832,498.44	2.50%
Current Overcollateralization Amount	28,832,498.44	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.180000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.430000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.870000%	76,690.72	0.204035	16,127,749.63	42.907786
Class A-4 Notes	1.310000%	120,629.17	1.091667	120,629.17	1.091667
Total		**$197,319.89**		**$16,248,378.80**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	16,458,907.76	(1) Total Servicing Fee	211,976.58
Interest Collections	532,942.23	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	51,458.28	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	118,124.60	(3) Interest Distributable Amount Class A Notes	197,319.89
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	4,857.74	(6) Regular Principal Distributable Amount	16,051,058.91
Available Collections	**17,166,290.61**	(7) Additional Servicing Fee and Transition Costs	0.00
Reserve Fund Draw Amount	0.00	(8) Total Trustee Fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	705,935.23
Available Funds	**17,166,290.61**	**Total Distribution**	**17,166,290.61**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	211,976.58	211,976.58	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	197,319.89	197,319.89	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	76,690.72	76,690.72	0.00
thereof on Class A-4 Notes	120,629.17	120,629.17	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	197,319.89	197,319.89	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	16,051,058.91	16,051,058.91	0.00
Aggregate Principal Distributable Amount	16,051,058.91	16,051,058.91	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,883,249.84
Reserve Fund Amount - Beginning Balance	2,883,249.84
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	707.86
minus Net Investment Earnings	707.86
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,883,249.84
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	707.86
Net Investment Earnings on the Collection Account	4,149.88
Investment Earnings for the Collection Period	4,857.74

Notice to Investors

Mercedes-Benz Auto Receivables Trust 2014-1
Investor Report

Collection Period Ended   28-Feb-2017

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,202,489,808.91	43,511
Pool Balance beginning of Collection Period	254,371,900.59	19,886
Principal Collections	11,252,362.58	
Principal Collections attributable to Full Pay-offs	5,206,545.18	
Principal Purchase Amounts	0.00	
Principal Gross Losses	294,927.29	
Pool Balance end of Collection Period	237,618,065.54	19,253
Pool Factor	19.76%	

	As of Cutoff Date	Current
Weighted Average APR	2.67%	2.55%
Weighted Average Number of Remaining Payments	51.92	24.26
Weighted Average Seasoning (months)	11.34	41.08

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	235,024,687.49	19,108	98.91%
31-60 Days Delinquent	1,988,783.04	110	0.84%
61-90 Days Delinquent	418,022.26	25	0.18%
91-120 Days Delinquent	186,572.75	10	0.08%
Total	237,618,065.54	19,253	100.00%

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	294,927.29	15	8,382,454.45	347
Principal Net Liquidation Proceeds	51,059.84		954,459.44	
Principal Recoveries	117,226.78		3,664,770.81	
Principal Net Loss / (Gain)	126,640.67		3,763,224.20	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.618%
Prior Collection Period	(0.432%)
Second Prior Collection Period	0.183 %
Third Prior Collection Period	(0.445%)
Four Month Average	(0.019%)

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance   0.313%

Average Net Loss / (Gain)   10,845.03

(1) Losses includes accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not
considered a charge-off **on a defaulted loan**.